Code of business conduct
What we do is who we are

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PAGE i © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

A Message from our President and Chief Executive Officer

Building on Bell’s legacy of service while continuing to achieve our purpose of advancing how people connect with each other and the world comes with tremendous responsibility to our stakeholders. We must all achieve the highest standards of ethical and professional conduct in our work, including understanding and abiding by the values and requirements set out in the Bell Code of Business Conduct.
The Bell Code of Business Conduct explains the laws and regulations that apply to our business and provides clear guidelines for ethical conduct related to interactions with customers, colleagues, partners and the public; confidentiality and safeguarding of information and assets; stock trading and other public company regulations; engaging on social media; and more.
All employees are required to complete training in the Code of Business Conduct when they join the company, affirm that they have reviewed the Code annually, and refresh their training in the Code every two years.
We understand that Bell’s continued leadership depends on the trust and support of all our stakeholders. Our Code of Business Conduct is a key part of that commitment, and I thank you for making it part of the way you work.
Mirko Bibic
President and Chief Executive Officer
BCE Inc. and Bell Canada

Annual review and sign-off process
To demonstrate our commitment to the shared values and standards described in the Code, employees and members of the Board of Directors must certify annually that they have reviewed and are committed to following the Code. Employees must also take the online course on the Code at least every two years.

Questions?
If you have any question regarding this Code of Business Conduct, speak with your leader or HR representative. You can also email Bell’s Corporate Secretary’s Office at corporate.secretariat@bell.ca or submit your question confidentially and anonymously through the Business Conduct Help Line at clearviewconnects.com (a Mitratech hotline enterprise), available 24/7, or call 1-866-298-2942 (toll free).

PAGE ii © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

1.    ABOUT OUR CODE
The Bell Code of Business Conduct sets out the values and standards that guide every aspect of our work.
Every day, we are responsible for upholding high ethical standards. This includes:
•Preventing conflicts of interest and protecting company assets.
•Maintaining privacy and confidentiality.
•Demonstrating respect and integrity toward customers, colleagues, shareholders, suppliers, competitors, and the public.
•Promoting a safe, healthy, and respectful workplace while safeguarding the environment.
Supporting our purpose: to advance how people connect with each other and the world
Acting responsibly is essential to achieving sustainable business success. Our commitment to ethical behaviour directly supports our corporate purpose.
Grounded in Bell’s values and applicable laws, this Code’s rules and guidelines for ethical behaviour reinforce our commitment to our colleagues, our company and our customers and communities.
1.1     What is ethical behaviour?
Ethical behaviour is a shared responsibility that is central to everything we do. It means acting with honesty, integrity, and respect while considering how our decisions affect employees, customers, business partners, investors, and the communities where we live and work.
While complying with all laws and regulations in the countries where we operate is a fundamental requirement, ethical behaviour goes beyond just following the law. It is about doing what is right, even when the path forward is not easy or obvious.

Decision-making framework
If you encounter a situation that is not clearly addressed by this Code or other Bell policies, guide your decision by asking yourself these three questions:
•Does it align with our values? Is the action consistent with Bell’s core values, and does it feel like the right thing to do?
•Is it legal? If you have any doubts about the legality of an action, stop immediately and consult your leader or Bell’s Legal and Regulatory team.
•Would you be comfortable if it became public? How would you feel if this situation was reported in the news? Could you confidently defend your actions to your leader, colleagues, and family?
Personal responsibility and protection
•Individual accountability: You are personally responsible for your actions and cannot blame your behaviour on others.
•Protection from pressure: No one, including any leader, has the authority to force you to perform an illegal or unethical act that could harm your reputation or Bell's reputation.

Consequences of non-compliance
Any breach of this Code or Bell policies or procedures, or evidence of illegal behaviour, will be taken seriously. Depending on the nature and severity, employees who breach the Code, violate Bell policy or procedure or commit an illegal act will face immediate discipline, up to and including dismissal, as well as possible civil or criminal prosecution.
PAGE 1 © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

1.2    Who is covered?
This Code applies to everyone at Bell in Canada. This includes members of the Board of Directors and employees (including executives) of BCE Inc. (“BCE”), Bell Canada, and their subsidiaries. Examples of covered subsidiaries include Bell Mobility Inc., Bell Media Inc., Bell Internet Companies Group Inc. and Télébec, Limited Partnership.
Throughout this document, all of these entities are collectively referred to as "Bell."
•Customized subsidiary policies: Some subsidiaries may have adopted their own version of certain policies, directives, and guidelines. If you are unsure which documents apply to you, please consult your leader.
•International subsidiaries: Subsidiaries operating outside of Canada have implemented their own codes of business conduct. These are tailored to their specific countries but are built upon the same core values outlined in this Code.
1.3    What are your responsibilities?
You are required to uphold our ethical standards and values in your daily work. Specifically, you must:
•Act with integrity, honesty, and fairness in all of your work duties and professional relationships.
•Comply with all applicable laws, as well as Bell’s policies and procedures.
•Avoid conflicts of interest that could compromise your judgment or decisions.
•Foster a safe, healthy and respectful workplace that actively encourages open communication.
•Protect the environment and ensure the resources are used efficiently.
•Promote an ethical culture where integrity and compliance are recognized and valued.
•Promptly report any actual or potential misconduct, including violations of this Code, breaches of Bell policies or procedures, non-compliance with applicable laws or regulations, and workplace emergencies.
1.4    What are the expectations of people leaders?
While every employee must work with honesty, integrity, and fairness, people leaders have additional responsibilities to uphold and reinforce our ethical standards.
Core leadership responsibilities
If you are a people leader, you must:
•Foster a safe environment: Create a workplace culture where employees feel comfortable raising concerns without fear of retaliation.
•Prioritize ethics: Never value business results over ethical conduct.
•Take prompt action: Act immediately to prevent or stop any violations of the Code, Bell policies or procedures, or the law.
•Ensure training and compliance: Confirm that your team members have access to the Code, understand its rules, comply with its provisions, and complete the annual review and sign-off process.
Reinforcing our values
You can further support our ethical culture by:
•Clarifying responsibilities: Ensure your team fully understands their specific duties under the Code and Bell's policies and procedures.
•Keeping the conversation active: Regularly discuss the Code with your team and reinforce the ongoing importance of ethics and compliance.
PAGE 2 © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

1.5    How to ask questions or make a report
How to ask questions
You do not have to navigate ethical challenges alone. If you have any questions about this Code or Bell's policies and procedures, you can reach out directly to:
•Your leader.
•Your HR representative.
•Bell’s Corporate Secretary’s Office at corporate.secretariat@bell.ca.
•The confidential and anonymous Business Conduct Help Line at clearviewconnects.com (a Mitratech hotline enterprise), available 24/7, or call 1-866-298-2942 (toll free).
Duty to report
You are required to report any illegal acts or violations of this Code, as well as any breaches of Bell policies and procedures. This includes:
•Violations of the Code or any Bell policies and procedures.
•Corporate fraud or misappropriation of business property.
•Any other illegal or unethical behaviour.
•Questionable practices related to accounting, internal accounting controls, or auditing matters.

How to make a report
Unethical behaviour may be reported to your leader or HR representative. If that is not appropriate or does not provide sufficient confidentiality, you can contact our confidential and anonymous Business Conduct Help Line at clearviewconnects.com, available 24/7, or call 1-866-298-2942 (toll free). You may also contact Bell’s Corporate Secretary at corporate.secretariat@bell.ca or the Chair of the Audit Committee of BCE.

Bell's commitments to you
•Anonymity and confidentiality: Your submission will be treated confidentially and anonymously unless you consent to its disclosure or disclosure is legally mandated.
•Strictly limited access: Details of your report will only be shared with investigators on a strict "need-to-know" basis.
•Protection against retaliation: You will be protected from retaliation, discharge, threats, harassment, or other types of sanctions for reporting potential misconduct in good faith.
•Safe inquiry: You will not be penalized for asking questions, inquiring about apparent unethical behaviour, or seeking guidance on how to handle any actual or potential misconduct in good faith.
Additional information
For detailed procedures on raising and handling concerns about accounting, internal accounting controls, or auditing practices, please consult the Policy on Complaints for Accounting and Auditing Matters.
PAGE 3 © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

2.    OUR COMMITMENT TO OUR COLLEAGUES
2.1    What is a workplace?
The workplace includes all locations where company business is conducted, including employees’ homes or remote work locations during working hours.
2.2    Office attendance / Bell Workways program
Program overview
Compliance with office attendance policies is an important obligation for all employees and their leaders. The Bell Workways program defines three work profiles: Mobile, Full-time Office and Remote. It relies on employees and their leaders understanding and respecting its key principles so Bell can continue to meet its business objectives and deliver strong results.
The Bell Workways Policy is regularly reviewed to ensure that office attendance and remote work guidelines, where applicable, continue to support team collaboration, business continuity, and client commitments.
Your responsibility
You are responsible for complying with the Bell Workways Policy or your applicable office attendance policy. Breach or failure to comply with office attendance policies including the Bell Workways Policy can lead to disciplinary measures, up to and including termination of employment. Please read the Bell Workways Policy for additional information.
2.3    Health and safety
A safe and healthy workplace is vital to our success. The health and safety of our employees, contractors, consultants, customers, and the general public is our highest priority.
Your responsibilities
Keeping our workplace safe is a shared responsibility. To protect yourself and those around you, you must:
•Work safely: Always perform your job securely and follow all company policies, directives and procedures.
•Stay trained: Actively participate in all required health and safety training and activities.
•Report issues immediately: Tell your leader right away about any unsafe conditions, work-related injuries, illnesses, or incidents.
•Protect others: Take every reasonable step to look out for the health and safety of your colleagues and anyone else onsite.
Additional information
For further information, please consult the Health and Safety Policy or contact Bell’s Corporate Health and Safety team at info.ss-hs@bell.ca.
2.4    Mental health
Employee mental health is essential to both personal and company success. Bell is committed to leading by example by promoting mental health and supporting employees who are facing mental health challenges.
To do this, Bell commits to:
•Supporting you: Helping employees who face mental health challenges through our workplace practices and resources.
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•Learning: Understanding what factors contribute towards mental health and well-being at work by reviewing Bell’s mental health policy, listening to employee feedback, following government and legal requirements, as well as current best practices.
•Setting goals: Creating clear objectives to constantly improve our workplace mental health strategy and regularly evaluating our approach.
•Adapting rules: Implementing or adapting policies and practices that support mental health and well-being in the workplace while keeping up with our business priorities and changing industry.
•Educating the team: Providing resources and training to educate all employees about mental health and well-being.
•Encouraging participation: Inviting all employees to join in activities that support their mental health and well-being at work.
Your responsibilities
•You are expected to take primary responsibility for your own overall health.
•You are also expected to help build and maintain a workplace that supports both physical and mental well-being.
Additional information
For further information, please contact the Workplace Health team at workplacehealth@bell.ca.
2.5    Human rights, accessible and inclusive workplace
Bell is proud of its focus on fostering an accessible and inclusive workplace where all employees feel valued, respected, supported, and included.
Workplace accommodations
Bell supports reasonable workplace accommodations to help you do your job. If you need an accommodation, you are expected to participate in the process by sharing enough details about your needs and working with your leader to explore available options.
Human rights and fair treatment
Bell is dedicated to respecting your human rights and ensuring fair and dignified treatment. Our approach to human rights is informed by internationally recognized standards and upholds rights to equality, liberty, free expression, and a workplace free of discrimination.
Zero tolerance policy
Bell does not tolerate and condemns any form of discrimination, harassment, or violence, whether directed against an individual or a group, including employees, customers, suppliers, and other stakeholders. This specifically includes discrimination based on:
•Race, national or ethnic origin, or colour.
•Religion or age.
•Sex, sexual orientation, gender identity, or gender expression.
•Marital status or family status.
•Genetic characteristics.
•Disability.
•Any other prohibited grounds listed in the applicable human rights legislation.
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Employment equity
Bell is committed to advancing employment equity and complying with Canada's legislated employment equity requirements. The Employment Equity Act currently focuses on four designated groups: women, Indigenous peoples, persons with disabilities, and members of visible minorities. We work to identify and remove barriers to employment, promote equitable opportunities, and foster an inclusive workplace where all employees can contribute, develop and succeed. Building a diverse workforce strengthens innovation, engagement and our ability to serve the communities in which we operate.
Supplier diversity
Bell includes diverse suppliers in its sourcing processes. This gives us access to competitive offerings, greater innovation, and culturally diverse business interactions.
Language policies
Bell operates in both official languages (English and French) and complies with Québec laws requiring French to be the primary language used in its Québec workplaces. Our Language Diversity Program offers training, tools, and a language-pairing program to support bilingualism throughout the organization.
Additional information
For further information, please consult the Human Rights and Accommodation Policy, the Accessibility Plan, and the Bell Language Policy.
2.6    Respectful workplace and preventing harassment and violence
Bell is committed to fostering a safe, respectful, and inclusive workplace. We are dedicated to preventing harassment and violence, resolving any incidents that do occur, and supporting anyone affected by them.
Your responsibilities
To keep our workplace healthy and safe, you must:
•Be civil and professional: Always behave in a respectful, polite, and professional manner when interacting with colleagues and anyone else at work.
•Complete mandatory training: Complete all required online training courses as they are assigned to you (such as the "Be Respectful" training).
•Disclose workplace relationships: Disclose any involvement of a sexual, romantic, or close personal nature, with a co-worker who is in your reporting structure (defined as being under the same Vice-President) to your HR representative.
•Follow the rules: Comply with the Workplace Harassment and Violence Prevention Policy. Failure to do so may result in corrective or disciplinary actions, up to and including dismissal.
Where the policy applies
The Workplace Harassment and Violence Prevention Policy applies anywhere work or work-related activities are conducted, whether inside or outside Bell premises, during or beyond regular work hours, or wherever/whenever there is a sufficient connection to the workplace.
Additional information
To understand how roles, responsibilities, and incident resolutions work, please read the Workplace Harassment and Violence Prevention Policy.
PAGE 6 © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

2.7    Alcohol, drugs and other substances
You are required to be fit for work and must not be impaired by the use of illicit drugs, recreational cannabis, or alcohol in the workplace. In addition, you are required to behave responsibly and maintain appropriate behaviour during company-sponsored social and recreational events.
Strict prohibitions
•In the workplace: Using, possessing, or trafficking illicit drugs, recreational cannabis, or alcohol is strictly prohibited in the workplace.
•At home: You are allowed to lawfully possess alcohol and recreational cannabis in your own home.
Prescription and over-the-counter medication
•Check for side effects: You are responsible for determining through your physician or pharmacist whether the use of medication might have an adverse effect on your performance or put your or others’ health and safety at risk.
•Inform your leader: If the use of medication and/or medical cannabis can impair your ability to perform your job safely, efficiently, or otherwise affect performance or attendance, you must proactively inform your leader.
•No misuse: Intentionally misusing any prescribed or over-the-counter medications, or medical cannabis, is strictly prohibited.
Your responsibility
You must comply with the Drug and Alcohol Policy. Failure to do so may result in corrective or disciplinary actions, up to and including dismissal.
2.8    Involvement in a legal or police matter
If you are involved in a legal or police matter, you are required to immediately inform your leader if this involvement could have a potential workplace impact and/or have a potentially adverse impact on Bell’s reputation. Loss of a driver’s licence, for example, must be reported immediately if you are required to drive a Bell vehicle.
2.9    Employee privacy
We take privacy seriously at Bell. Protecting the personal information of our employees is a fundamental responsibility.
What is personal information and what information is collected by Bell?
This refers to information, in any format, about an identifiable individual. It does not include the name, job title, business address, or business phone number of an employee. Examples of personal information include files and documents used to manage your employment, pay, or benefits, such as your personnel file.
Bell only collects personal information that is directly relevant to managing your employment.
Monitoring and workspace searches
Bell may, where it has reasonable grounds, monitor or search any Bell-managed applications, services, systems, equipment, or workspaces at any time. This includes, but is not limited to, email, internet and intranet access, voicemail, computer files, and networks—whether accessed on Bell-provided devices or otherwise—as well as physical workspaces such as desks, lockers, and vehicles used in connection with Bell business.
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Reporting child sexual abuse material
If you find any evidence of child pornography, you must report it immediately using the Internet child pornography reporting form, or by emailing dpj.internet.cpr@bell.ca. Additional information is available in the Acceptable Use of Information Technology Resources Policy.
Additional information
For further information on how our employees’ personal information is handled, please consult the Bell Employee Privacy Policy. For additional information on employee privacy in the workplace, please contact: privacy.coordinator@bell.ca.
PAGE 8 © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

3.    OUR COMMITMENT TO OUR COMPANY
3.1    Conflicts of interest
What is a conflict of interest?
A conflict of interest arises when your personal interests or relationships interfere, or appear to interfere, with your ability to make objective, honest, and ethical decisions. Putting your personal interests first can damage both Bell's reputation and your own.
Your responsibilities
While performing your duties, you must always prioritize Bell’s interests—including those of its customers and shareholders—above your own personal interests and relationships. You must never use your position at Bell to bypass company procedures, or improperly take advantage of information you have access to for personal gain or for the benefit of your family, friends, colleagues, or anyone else.

Q: How can I tell if I am in a conflict of interest?
A: If you are unsure whether a situation constitutes a conflict of interest, ask yourself the following questions:
• Procedures: Am I following all of Bell’s established procedures?
• Personal gain: Could I personally benefit from this action or decision?
• Relationship benefit: Could this action benefit a family member (such as a spouse, sibling, parent, child, or in-law), a friend, or another relationship?
• Transparency: Would I feel uncomfortable discussing this situation openly with my leader or colleagues?
• Objectivity: Would I make a different decision if a family member, friend, or relationship were not involved?

Required action and reporting
If you identify an actual or potential conflict of interest, you must take the following steps immediately:
•Disclose the conflict: Inform your leader right away. Your leader is then responsible for reporting the conflict to Human Resources.
•Submit the disclosure form: Complete Attachment 1 and email it to Ask HR at AskHR@bell.ca.
Bell will review the situation and take the necessary steps to resolve or avoid the conflict, or address the appearance of one.
Where to get help
If you have any doubts about a potential conflict, seek guidance through these channels:
•Internal Resources: Speak with your leader or HR representative (or submit an inquiry via Ask HR if you have access to Bellnet).
•Corporate Secretariat: Email Bell’s Corporate Secretary’s Office at corporate.secretariat@bell.ca.
•Confidential Support: Submit a confidential and anonymous question through the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll-free).
PAGE 9 © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

3.1.1    Conflicts of interest relating to family and personal relationships
While our work and personal lives sometimes overlap, you must keep our workplace free from actual, potential, or perceived conflicts of interest. For this section, personal relationships also include any outside business relationships unrelated to your role at Bell.
When you must inform your leader
To prevent conflicts, you must immediately notify your leader if, for example, any of the following situations apply:
•Hiring: You are considering hiring a family member, friend, or personal relationship.
•Workplace relationships: You are involved in a sexual, romantic, or close personal relationship with a co-worker who is in your reporting structure (defined as being under the same Vice-President).
•Business decisions: You conduct business on behalf of Bell with a family member, friend, or personal relationship.
•Past competitor employment: You worked for a competitor within the last two years.
•Connections to competitors or suppliers: A family member, friend, or personal relationship works for, has a financial interest in, or is a major shareholder of a Bell competitor or supplier.
How to report and document a conflict
If you believe you may have a conflict of interest:
•Notify your leader: Discuss the situation with your leader immediately.
•Submit the disclosure form: Complete Attachment 1 and email it to Ask HR at AskHR@bell.ca.
•Declare annually: Disclose the conflict during your next annual Code of Business Conduct review.
Where to get help
If you have any questions or need guidance, use the following resources:
•Internal resources: Speak with your leader or HR representative (or submit an inquiry via Ask HR if you have access to Bellnet).
•Corporate Secretariat: Email Bell’s Corporate Secretary’s Office at corporate.secretariat@bell.ca.
•Confidential support: Submit a confidential and anonymous question through the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll-free).

Q: My partner has just become an executive sales manager for a company that services computers in my department. Do I need to report this?
A: Yes. This must be reported to avoid the perception that Bell is awarding business to that company because of your personal relationship. You must notify your leader immediately, remove yourself from any business decisions involving your partner's company, and submit the disclosure form immediately.

Q: As a customer service representative, I happen to respond to my brother’s telephone call inquiring about a charge on his account for TV services. Can I respond to this call and make adjustments, if any, to his account?
A: No. Employees cannot access or make changes to the billing accounts of family or friends, including accessing their own or invoicing themselves.

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3.1.2    Conflicts of interest relating to supplier-funded incentive programs
Supplier-funded incentive programs are often offered to sales employees by suppliers who want to promote and sell their products. To prevent conflicts of interest, these programs must follow strict guidelines.
Authorized administrators only: These programs may only be arranged and managed through an authorized program administrator.
Independence: The program administrator must be independent and cannot work directly with the employees who are eligible to receive the incentives.
Strategic alignment: The administrator is responsible for verifying that the supplier’s incentive program does not conflict with Bell’s overall marketing strategy.
Additional information
For further information on these programs, please consult the Guidelines for Incentive and Recognition Programs.
3.1.3    Conflicts of interest arising from outside employment and similar activities
Your outside employment, business activities, or volunteer work must never conflict—or appear to conflict—with Bell’s business interests or your ability to fully perform your role at Bell.
Prohibited activities
As a general rule, you are not permitted to:
•Compete with Bell: Work for any organization that competes with Bell, operate a competing business, or promote any third-party products or services that compete directly with Bell's offerings.
•Use Bell resources: Use Bell’s time, materials, equipment, or facilities for paid or unpaid outside work (including charitable or community projects) unless you have prior written authorization from senior management (i.e., director-level or higher). Where such authorization has been obtained, as per the Bell Community Investment Policy, no company products or services (such as wireline telecommunication services, Internet services, handsets, etc.) may be provided in-kind.
•Affect your performance: Take on outside jobs or commitments that may prevent you from performing your role at Bell fully and competently.
•Engage in unauthorized political activity: Support, fund, or contribute to any political group or political activity on behalf of Bell unless you obtain the express prior authorization of Bell’s EVP and Chief Legal and Regulatory Officer. For further information, please refer to section 4.5.1 of this Code.
Where to get help
If you are planning an outside activity and want to ensure it is acceptable, use these resources:
•Internal resources: Speak with your leader or HR representative (or submit an inquiry via Ask HR if you have access to Bellnet).
•Corporate Secretariat: Email Bell’s Corporate Secretary’s Office at corporate.secretariat@bell.ca.
•Confidential support: Submit a confidential and anonymous question through the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll-free).

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Q: I’m a Bell technician who installs equipment for business customers. Demand for my skills is growing. Can I start my own installation business on my own time?
A: No. You cannot engage in any outside activity that could take business away from Bell or any of its subsidiaries. As an employee, you’re expected to contribute your energy and ideas to your role at Bell.

3.1.4    Conflict of interest guidelines for executives and external directorships
In addition to the general conflict of interest rules noted above, executives (i.e., Vice-President level and above) may face a conflict of interest in the following situations. For this section, personal relationships also include any outside business relationships unrelated to the executive’s role at Bell.
•Distraction from duties: An outside interest that takes significant time or attention away from Bell’s business or prevents the executive from fully performing their job.
•Improper relationships: Where the executive or any of the executive’s family members, friends, or personal relationships has a direct or indirect interest in, or relationship with, an outsider (such as a supplier, customer, agent, or competitor of Bell), or with a person in a position to influence the actions of an outsider, that is inherently unethical or appears to:
•Result in personal gain because the executive can influence Bell's dealings with that outsider.
•Compromise the executive's impartiality and business judgment.
•Embarrass Bell or the executive, or put them in an ethically questionable position publicly.
•Damage the integrity of the executive or Bell.
•Misuse of confidential information: The executive uses confidential information (as defined in Section 3.5) entrusted to or obtained by the executive in the conduct of Bell’s business to benefit themselves or any of the executive’s family members, friends or personal relationships. This includes selling the confidential information, sharing it externally, or using it to advance personal interests.
•Harmful interests: Where the executive or any of the executive’s family members, friends or personal relationships has any direct or indirect interest or relationship that is actually or potentially harmful to Bell’s best interests.
Reporting executive conflicts
If you are an executive, you must disclose any actual or potential conflict of interest in writing to your leader, with a copy to Bell’s Corporate Secretary’s Office at corporate.secretariat@bell.ca.
The leader, Bell’s Corporate Secretary’s Office, and an HR representative (or the EVP, Corporate Services and Chief Human Resources Officer, as applicable) will evaluate the seriousness of the conflict and potential impact and decide on appropriate action.
External directorships
Executives are allowed to be appointed to the board of directors of a company other than a Bell company provided that such appointment:
•Will not create conflicts of interest either for the executive or for any Bell company,
•Will contribute to the development of the executive or benefit Bell either directly or indirectly (this criterion does not apply to boards of not-for-profit companies),
•Will not be at the expense of the executive’s corporate responsibilities, and
•Will not impose an undue burden on the executive.
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Provided the above criteria are met, before accepting an external directorship appointment on a for-profit board, an executive shall, through the executive’s leader, seek and obtain clearance from the EVP, Corporate Services and Chief Human Resources Officer or the President and Chief Executive Officer. If appointed, the executive must then disclose the appointment to Bell’s Corporate Secretary’s Office promptly. Prior approval is not required for most not-for-profit boards but executives should advise their leaders and Bell’s Corporate Secretary’s Office.
BCE group companies’ D&O insurance policy will not be applicable unless the executive’s appointment is made at the request of Bell.
3.2    Improper influence on the conduct of audits
You are prohibited from coercing, manipulating, misleading, or fraudulently influencing Bell’s internal or external auditors at any time.
3.3    Trading in securities
3.3.1    Insider trading
As an employee or member of the Board of Directors, you may become aware of undisclosed material information about BCE, Bell Canada or another company.
What is undisclosed material information?
Undisclosed material information refers to information that, if disclosed, could have a significant effect on the market price of a company’s securities or is likely to be considered important by a reasonable investor in determining whether to buy, sell or hold securities.
Examples of undisclosed material information could include:
•Financial results, key financial and non-financial metrics, and financial guidance.
•Business plans.
•Normal course issuer bids.
•Changes in dividend payments or policies.
•Material business acquisitions or dispositions.
•Changes to the board of directors or senior management.
•Changes in credit ratings or outlook.
•Significant new products and services.
•Cybersecurity incidents.
Illegal trading and tipping
Unless the entirety of the material information has been publicly disclosed, it is illegal for you to:
•Trade in securities of BCE, Bell Canada or any other company to which the information relates. Securities include common and preferred shares, debt securities, options, share units, as well as any related financial instruments.
•Disclose this information (other than in the context of the very narrow necessary course of business exception and on a confidential basis) to another person – also known as “tipping” – even if the recipient is a family member or a friend. Trading or tipping by the recipient of the information is also illegal.
Severe legal penalties may be imposed against you as a result of insider trading and tipping.
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Permissible trading windows
Assuming you are not otherwise aware of undisclosed material information, the recommended time to trade BCE and Bell Canada securities is during the period beginning twenty-four hours following the announcement of BCE’s and Bell Canada’s quarterly financial results and ending seven calendar days before the last day of the quarter during which the announcement is made (the “permissible trading window periods”). Insiders who are subject to the Insider Trading and Reporting Policy are prohibited from trading in BCE’s or Bell Canada’s securities outside of the permissible trading window periods. Even after Bell has publicly released material information, it is important to be sure that sufficient time has elapsed to enable the information to be generally disclosed to investors. As a rule of thumb, you should not trade securities until twenty-four hours following the time of the public announcement.

Recordkeeping and reporting of securities transactions
All employees are required to keep accurate records of their securities transactions and may be asked to report to Bell their holdings and investment transactions.
BCE’s employees' savings plan
The enrollment in or withdrawal from and change to the percentage contribution under the BCE Employees’ Savings Plan is considered to be trading in securities and is subject to the same general principles.
Additional restrictions for insiders
Additional restrictions and obligations are applicable to the trading in securities by members of the Board of Directors, executives and other “insiders”, as defined in the BCE and Bell Canada Insider Trading and Reporting Policy. For additional information on such restrictions and obligations, please consult the BCE and Bell Canada Insider Trading and Reporting Policy.
Where to get help
Should you have any doubt regarding your ability to legally trade in securities or whether any information can be disclosed, please contact Bell’s Corporate Secretary’s Office at corporate.secretariat@bell.ca before trading or disclosing any information.
3.3.2    Short sales, calls, puts, margin accounts and pledges
As a Bell employee or member of the Board of Directors, you may not, directly or indirectly, engage in the following activities with respect to the securities of BCE, Bell Canada or any of their affiliates: (a) engage in a short sale; (b) buy or sell a call option; and (c) buy or sell a put option.
You are encouraged not to hold securities of BCE, Bell Canada or any of their affiliates in margin accounts or to pledge them as collateral since these arrangements could trigger involuntary sales while you possess undisclosed material information or are otherwise restricted from trading. You should contact Bell’s Corporate Secretary’s Office at corporate.secretariat@bell.ca before entering into these arrangements.
3.4    Public disclosure of information
Only authorized executives can decide the timing and content of public disclosures regarding BCE, Bell Canada and their subsidiaries such as the issuance of news releases and the filing of continuous disclosure documents.
If you are not an authorized designated spokesperson, you must not respond (including on a “no-name” or “off the record” basis) to inquiries from, or voluntarily provide information to, the investment community, the media or on social media unless specifically asked to do so by an authorized designated spokesperson.
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Any inquiries you receive from the investment community or the media need to be immediately referred to Bell’s Investor Relations Department or Bell’s Communications Department, respectively.
The list of authorized designated spokespersons can be found in Bell’s Disclosure Policy.
3.5    Protecting confidential information
In the course of your employment or the performance of your duties at Bell, you may become aware of confidential information.
3.5.1     Understanding and safeguarding confidential information
What is confidential information?
Confidential information means any non-public information relating to Bell and its businesses, including its customers, suppliers, partners, competitors, regulatory matters, securities, financial results, corporate transactions, network operations, commercial plans, and products and services.
Examples of confidential information include:
•Employee or customer personal information.
•Contracts, agreements, marketing strategies, pricing, bids, proposals, and training material.
•Undisclosed financial results.
•Passwords and encryption keys.
•Screenshots, transcripts, or recordings of confidential discussions or information, including those on collaboration platforms like MS Teams.
•Any photo, video, or recording taken on work premises or of Bell premises (apart from those created using collaboration tools in accordance with Bell’s policies) unless explicitly approved by a director-level leader.
Because of Bell’s unique business portfolio, this specifically includes non-public details concerning any sports game, sporting event, team, athlete, league, competition, or sports-related matters (e.g., player’s health, availability or coaching decisions).
Your responsibilities
You are prohibited from disclosing confidential information to anyone, including family members, friends, or personal relationships (as defined in Section 3.1.1) unless the recipient has a legitimate business need to know the information as part of their job responsibilities and is authorized to receive it. Disclosure for any other reason is prohibited.
You must also protect and safeguard confidential information—regardless of who prepared it, the medium used (paper, digital, etc.), or whether it resides on Bell premises, servers, or cloud infrastructure. To keep confidential information safe, you must adhere to the following rules:
•Retention & destruction: Comply with all business, legal, and regulatory requirements for keeping and destroying records.
•Determining classification: If you are unsure of a document’s security classification, ask the person who created or sent the document (if known). If the source is unknown and the classification cannot be easily determined, you must treat the document as Confidential until the correct classification is confirmed.
•Records preservation: Keep relevant records preserved and accessible to meet operational, legal, or regulatory obligations (such as during litigation or investigations).
•Secure storage: Store confidential information securely using approved corporate tools. Never use unregistered portable storage devices or personal devices that have not gone through the official Bring Your Own Device (“BYOD”) registration process.
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•Credential protection: Store passwords, keys, and other secrets only in secure approved corporate tools. Never save them as plain text or include them directly in source code, on shared workspaces, or any other location.
•No personal email: Never send confidential information to personal email accounts.
•Public places: Do not discuss confidential information in public places (including phone calls in taxis, trains, and planes) or with individuals who do not have a legitimate business need to know.
•Incident reporting: Report any unauthorized disclosure, transmission, theft, or misuse of confidential information immediately to the Cyber Incident Response Team (“CIRT”) at bell.cirt@bell.ca.
3.5.2     Information preservation, transitions and policy resources
Legal holds & asset preservation
If you receive a notification that your documents are subject to a “legal hold”, you must follow the instructions of Bell’s Legal and Regulatory team to help preserve that information. Please refer to the Data Governance Policy for additional details.
Post-employment & transition obligations
Your duty to protect Bell’s confidential information continues after your current employment terms change.
If you are transitioning to a new role within Bell:
•Transfer and clean up access: Hand over all relevant files to your successor or team, and securely delete or restrict your own access to confidential information from your previous role that is no longer required for your new duties.
If you are leaving Bell entirely:
•Return all information: Hand back all physical and electronic copies of confidential documents, including any third-party information trusted to Bell.
•Return all hardware: Return all company equipment, including laptops, mobile devices, and external storage drives.
•Maintain confidentiality: Uphold the strict confidentiality of Bell’s confidential information—you may not use or share it under any circumstances after your departure.
Key policies & reference documents
For detailed classification guidelines, refer to the Data Ownership Directive and the Records Retention Schedule, alongside these core policies, where applicable:
•Data Governance Policy
•Information Security Policy (and related directives)
•Directive on Records Retention Schedule
•Security Directive on the Secure Destruction of Information Storage Media
•One-Time Data Destruction Policy
3.6    Prohibition on use of confidential information for betting and prediction-market activities
Your responsibility
You are prohibited from using confidential information, directly or indirectly, for personal gain or for the benefit of any other person or entity. This includes betting, trading, or participating in any transaction or arrangement involving money or anything of value that depends on, predicts, or is settled by reference to
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any future event or contingency. This prohibition applies to all channels, including sportsbooks, fantasy sports platforms, and prediction markets.
What is a prediction market?
Prediction market means any market, platform, exchange, pool, contract, contest, product, arrangement, or similar mechanism – whether regulated or unregulated – through which a person may participate in a position, contract, bet, or transaction involving money or anything else of value that depends on, predicts, or is settled by reference to the occurrence, non-occurrence, outcome, timing, or characteristics of a future event or contingency.
Examples of prohibited activities
You must not use confidential information to engage in prohibited activities such as:
•Sports betting: Placing bets on sports-related contingencies, including game or event outcomes, scores, player statistics, player trades, free agency decisions, draft pick selections, coaching changes, or disciplinary matters.
•Fantasy sports: Using confidential information to participate in any fantasy sports league, pool, or contest that awards cash, prizes, credits, tokens, or any other form of value.
•Tipping: Sharing or “tipping” confidential information to anyone who might use it for betting, fantasy sports, prediction market, event contract, pool, exchange, or similar activities, regardless of whether you receive any benefit in return.
•Proxy betting: Asking, directing, encouraging, or permitting anyone to place bets, trades, entries, contracts, or other transactions on your behalf or for your benefit or that of any other person or entity.

Q: I recently learned through my work at Bell that a major telecom partnership will be announced next week. Can I use this information to place a bet on a predictive platform regarding this announcement?
A: No. Using confidential information obtained through your role at Bell to participate in prediction markets is prohibited. Prediction markets are platforms where participants can trade or bet on the outcome of future events - including sports games, corporate announcements, business transactions or industry developments. This prohibition extends to sharing such information with anyone else who might use it for prediction-market activities.

3.7    Safeguarding Bell assets
You are responsible and accountable for safeguarding Bell assets. Preventing loss, damage, theft, fraud, vandalism, sabotage, or unauthorized use and disclosure is a critical part of your role.
Why it matters: Mishandling or misreporting assets can damage Bell’s reputation, disrupt business decisions, and weaken investor trust. Violations are serious and may lead to disciplinary action, up to and including dismissal, as well as possible criminal prosecution.
What counts as a “Bell asset”?
Bell’s assets include the following, as well as our people:
•Physical assets: Offices, buildings, property, vehicles, tools, materials, inventory, art, computers, and office, telephone, or video equipment.
•Intangible & information assets: Data, funds, communication networks, information systems, and intellectual property.
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Your responsibilities
•Authorized access only: You must only access and use Bell assets if you have been authorized to do so, and your use must be controlled and directly tied to your business needs. You must not bypass or override established security controls.
•Personal use: You may not use Bell assets for personal reasons unless you have explicit approval from your leader.
•Proactive protection: You must take active steps to prevent damage, theft, fraud, loss, abuse, or unauthorized access to all physical, digital, and intellectual property.
Key policies
You are expected to protect Bell assets by fully complying with all Bell policies, including:
•Policy on Authorizations
•Vehicle policies: All requirements regarding Bell-owned vehicles and using personal vehicles for company business.
•Security policies: All requirements regarding the tools and equipment used in your specific role.
How to report an incident
If you notice asset loss, theft, property damage, or malfunctioning doors/locks, report it immediately to the National Incident Centre (“NIC”) at 1-866-714-0911 or at cni-nic@bell.ca.
3.7.1    Information security
Your responsibilities
To safeguard the confidentiality, integrity, and availability of our data, all employees, contractors and consultants must comply with the Information Security Policy. You are responsible for supporting the security controls and processes that protect Bell from financial, operational, and reputational risks. You must also ensure the proper and responsible use of all company technology by strictly following the Acceptable Use of Information and Technology Resources Policy.
Security training requirements
•Completion: You must complete all security training assigned to you.
•Leader responsibility: People leaders are responsible for ensuring that all of their direct reports complete their assigned security training on time.
How to report information security incidents
Report any suspected or actual information security incidents immediately. You can do this through the online portal (if you have access to Bellnet) or directly via the NIC at 1-866-714-0911 or at cni-nic@bell.ca.
3.7.2    Physical security
Physical security controls protect Bell sites, assets, operations, and—most importantly— our personnel. Our physical safeguards are designed to prevent, deny, delay, or detect unauthorized access. You play a key role in ensuring these safeguards are never bypassed, circumvented, or disabled.
Your responsibilities
You have a responsibility to actively protect company sites and fully comply with the Physical Security Policy.
Identification (“ID”) & access control rules
•Comply with access rules: When you are at any company-designated location, you must comply with all identification and access requirements.
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•Do not share your card: Your ID card is strictly for you. You must never share or lend it to anyone else under any circumstances.
Handling security breaches & tailgating
If you see someone who is not complying with ID or access control rules, you must:
•Question them: Politely ask for their identification.
•Direct or report: Direct them offsite if appropriate, or report the situation immediately to on-site security or the NIC.
•Emergency escalation: If a situation escalates and poses an active threat, contact 911 or local authorities immediately.
Once the situation is safe, report the incident to the NIC at 1-866-714-0911 or at cni-nic@bell.ca.
3.7.3    Fraud prevention
Preventing fraud requires an ongoing commitment from all of us. Bell has zero tolerance for all confirmed fraud situations.
What is fraud?
Fraud is any intentional deception, falsification, or misrepresentation made for personal gain, or to cause damage and loss to Bell, our customers, or individuals. Examples of fraud include:
•Misusing company resources for internal fraud.
•Fraudulent actions against business partners (clients, service providers).
•Submitting false or inflated insurance claims to a provider.
•Engaging in account falsification, false claims, time fraud, or corrupt practices.
Your responsibilities
You must never engage in fraudulent activities, either directly or indirectly. You must also actively participate in preventing, detecting, and reporting suspected fraud by both internal and external parties.
Severe consequences for non-compliance
Fraudulent actions are strictly unethical. They may violate domestic and international law, and could result in civil or criminal prosecution.
How to report fraud
If anyone approaches you to engage in fraudulent activities, or if you become aware of a colleague committing fraud, you must report it immediately. You can report to your leader, HR representative and Bell’s Corporate Security, or anonymously through the confidential Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll free).
3.7.4    Business continuity and emergency management
Bell’s infrastructure and services are critical to our employees and customers. To protect our operations, all business unit leaders and employees must ensure they have appropriate business continuity and disaster recovery plans in place to respond to disruptive events.
Bell is committed to rigorous preparedness and planning designed to protect life and property and ensure a rapid return to service for our customers.
In a life-threatening emergency
•Ensure you are safe first.
•Call 911 (or your local emergency services) immediately.
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Emergency reporting channels
Once you are safe, report incidents to the appropriate channel based on the situation:
National Incident Centre (“NIC”)
What to report here:
•Emergencies occurring on or near Bell facilities (e.g., floods, major fires, power outages, health and safety emergencies).
•Unplanned evacuations.
•Situations significantly impairing or potentially impacting service.
•Evidence of serious criminal activity or credible threats to people, property, or operations found on Bell or customer premises/systems (unless there is an imminent threat, in which case call 911 first).
Phone: 1-866-714-0911
Email: cni-nic@bell.ca.
National Network Operations Centre (“NNOC”)
What to report here:
•Significant facility or utility interruptions.
•Surveillance or control system failures.
•Any service failures directly affecting Bell’s network.
Phone: 1-888-570-1091
3.7.5    Corporate credit cards and Bell funds
Your responsibilities
•General principle: You are personally responsible for any Bell funds, cash, cheques, postage, or other financial resources over which you have control.
•Corporate credit cards and charge cards: You must never use corporate credit cards for personal purchases or personal cash withdrawals. You must use all other charge cards exclusively for business purposes.
•Accuracy and authorization: You must ensure that all expense vouchers, benefit claims, invoices and other expense submissions are completely accurate and properly authorized.
•Preferred suppliers: Whenever they are available, you must use suppliers with whom Bell has negotiated agreements such as our preferred travel agents, airlines, car-rental agencies, taxi companies, and hotels.
3.7.6    Loans from Bell
Do not accept, whether directly or indirectly, any loan or guarantee of obligations from Bell that are for your personal benefit.
3.7.7    Hiring contractors or consultants
Your responsibilities
•General compliance: When hiring contractors, consultants, or other external resources, you must comply with the principles and procedures of the Contingent Labour Program Policy, as well as all relevant Bell Policies, including the requirements for personnel screening.
•High-risk work requirements: For contractors performing high-risk work, you must ensure they are pre-qualified before any work begins. This is to guarantee that all workers are competent, trained, and fully
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compliant with Bell’s health and safety requirements, as outlined in the Directive on contractor safety and high-risk services.
3.7.8    Business books and records
Bell’s books and records contain information that is essential for running our business effectively. They are the foundation used by our executives, financial analysts, shareholders, investors, and regulators to make key decisions about Bell.
Your responsibilities
When working with Bell’s books and records, you must:
•Ensure accuracy and authorization: Because these records are crucial for meeting our legal, regulatory and financial obligations, ensure that all documents, reports, plans and records under your responsibility are complete and accurate. You must also ensure that every transaction you handle is properly authorized.
•Follow standards: Adhere to all accepted accounting standards, practices, rules, regulations, and controls that apply to Bell.
•Be precise and timely: Ensure all entries are recorded on time, in the correct accounts, and with proper supporting documentation.
•Record everything: Record all funds, assets, and transactions. You are prohibited from creating any undisclosed or unrecorded fund or assets for any reason.
•Provide fair detail: Keep books and records that show Bell’s transactions, assets purchases and disposals, and other relevant activities fairly, and in reasonable detail.
•Verify before signing: Sign only the documents that you know to be completely accurate and truthful.
•Restrict access: Protect sensitive or confidential information, including financial records and customer data, by restricting access only to those who need it.
•Maintain internal controls: Follow internal control processes to ensure that Bell meets its book and record-keeping obligations.
3.7.9    Standard contracts and agreements
If your role involves developing or signing contracts, you must take the necessary steps to protect Bell’s interests.
Your responsibilities
•Use standard templates: You must use official Bell standard form template contracts.
•Follow procurement policies: For all purchase agreements, you must follow the Procurement Policy.
•No unauthorized changes: You are not allowed to modify standard contracts without getting approval from Bell’s Legal and Regulatory team first.
•Required departmental reviews: Before any contract is finalized, it must be reviewed by the appropriate Bell teams such as Legal, Regulatory and Government Affairs, Procurement, Corporate Security, Corporate Responsibility and Environment, Health, Safety and Workplace, Risk Advisory Services and Insurance, as applicable.
3.7.10    Intellectual property
Intellectual property (“IP”) represents some of Bell's most critical strategic assets.
What is Bell’s IP?
IP rights encompass a wide range of rights, whether developed internally or obtained from third parties:
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•Core IP assets include patents, copyrights, trademarks, domain names, industrial designs, and trade secrets.
•Operational IP assets include know-how, business methods and processes, software, written and audiovisual works (paper or electronic), graphics, photographs, and data compilations.
Your responsibilities
You have a personal responsibility to preserve, protect, and enhance the value of Bell’s IP while respecting the IP rights of others, as detailed in the Intellectual Property Policy.
To fulfill this responsibility, you must adhere to the following rules regarding ownership and usage:
•Exclusive Bell ownership: All IP conceived, created or generated during your employment at Bell, or that falls within Bell's business interests, is the exclusive property of Bell.
•Rights assignment: You assign all ownership of such IP to Bell and waive in Bell’s favour any moral rights you may have, as provided under the Copyright Act and equivalent legislation.
•No personal registrations: You may not apply for patents or other IP registrations for any property belonging to Bell without first obtaining the prior written authorization of Bell’s Legal and Regulatory team.
•No personal use: Bell's IP may not be used for personal purposes or personal gain.
•No unauthorized disclosure or use: You may not disclose, license, transfer, or otherwise grant rights in Bell’s IP to any third party, or allow them to use it, without proper authorization and ensuring that appropriate legal safeguards, such as licensing or non-disclosure agreements approved by Bell’s Legal and Regulatory team, are in place. Unauthorized disclosure or use could result in Bell losing its legal rights in that IP.
Brand guidelines & trademarks
Trademarks, including Bell’s logo and trade names, are among Bell’s most valuable assets. When using them, you must follow the Brand guidelines, and immediately report any infringement or misuse to Bell’s Brand team at info.branding@bell.ca.
Reporting concerns
If you become aware of any actual or suspected infringement of Bell’s IP by a third party, or of any potential infringement of a third party’s IP by Bell, you must promptly report it to trademarks@bell.ca or to Bell’s Legal and Regulatory team.
3.8    Development and use of artificial intelligence technologies
Bell is committed to ensuring the responsible development and use of artificial intelligence ("AI") technologies. A responsible approach to the development and use of AI that aligns with the company’s ethics, privacy, and security requirements and broader sustainability objectives is expected to support customer, employee and other stakeholder confidence in this important technology, contributing to Bell’s ability to use AI to advance how people connect with each other and the world.
Our guiding principles
To support this commitment, Bell adheres to the following guiding principles:
•Responsible, effective, and safe AI deployment.
•User empowerment and accountability.
•Research and innovation leadership.
•Robust governance and transparency.
•Proactive approach to risk management.
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Your responsibility
You must comply with our Responsible AI Policy. This policy applies to all AI systems developed, licensed, or used by Bell—regardless of whether they are built by Bell internally or provided by a third party.
3.9    Social media
What is social media?
Social media includes any digital communication channel that allows individuals to create, share or comment on content.
General principles
Whenever you use social media, you must follow these general principles:
•Be honest: Any comment you make must be true, genuine, and not misleading.
•Be mindful: Your online presence reflects on you personally, professionally, and on Bell as a company.
•Use common sense: Always remain ethical, professional, and respectful to others.
Your responsibilities
You must comply with Bell’s specific social media guidelines, which are designed to help you advocate for Bell while protecting our reputation and ensuring compliance with applicable laws and regulations:
•The Bell Employee Social Media Guidelines apply to all social media platforms except LinkedIn.
•The Bell Employee LinkedIn Guidelines apply specifically to your use of LinkedIn. If you are authorized by the Bell Social Media team to post about Bell's products and services on LinkedIn, you must strictly adhere to these guidelines.
Specific policies applicable to the Bell Media team
Additional related corporate policies, such as CTV News Social Media Guidelines, could apply to you if you are part of our Bell Media team.
Consequences
Failure to comply with this Code and the above-mentioned guidelines may result in corrective or disciplinary actions, up to and including dismissal.
Where to get help
If you have any questions or if you are unsure whether a post is allowed, please contact Bell’s Social Media team at social.media@bell.ca.
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4.    OUR COMMITMENT TO OUR CUSTOMERS AND COMMUNITIES
4.1    Dealing with customers
Customer service is at the heart of everything we do. Our customers trust us to act ethically, deliver quality products and services, and be truthful about what we offer.
Your responsibilities
You must always be honest, polite, and respectful, whether we are visiting a customer's home or business, helping them in a store, or speaking with them on the phone. To maintain customer trust, you must:
•Never compromise on ethics: Under no circumstances should you ever compromise your ethical or legal obligations to meet a sales target.
•Focus on needs: Offer only the products and services customers actually need or want.
•Be accurate: Promote products, services, bundles, and pricing accurately—this includes when you are up-selling or offering retention discounts.
•Ensure understanding: Make sure customers fully understand exactly what they are ordering before finalizing any sale.
•Be accurate about competition: Provide accurate and balanced information when discussing competitive options.
•Follow pricing rules: Never offer to waive charges, make special side deals, or give discounts that you are not authorized to provide.
•Be honest: Never mislead customers, misrepresent facts, or let your judgment be compromised.
•Respect diversity: Respect every customer’s unique background, including their culture, ethnicity, gender, gender identity or expression, age, religion, disability, sexual orientation, education, and life experience.
•Respect language requirements: Serve Québec customers in the official language of their choice (French or English).
•Speak up: Immediately report any unethical behaviour you witness.

Q: You are trying to close a sale with a customer who is reluctant to subscribe to a service because of the price. Can you waive certain charges so that the customer agrees to subscribe?
A: No. You must not offer to waive charges, cut special deals or grant discounts unless they are authorized. There is never a situation where ethical or legal obligations should be compromised to meet sales targets.

4.2    Customer privacy
Protecting our customers’ personal information is paramount.
Your responsibilities
You are responsible for safeguarding customer privacy and ensuring customers have confidence that their personal information is secure when doing business with us. To protect customer privacy you must:
•Be transparent: You must be transparent about our privacy practices.
•Respect the purpose: You must use customer information only for the purposes we have communicated to them.
•Obtain consent: You must obtain appropriate consent from customers when required.
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•Use safeguards: You must use suitable safeguards to protect customer information from unauthorized disclosure when storing, delivering, and disposing of it.
•Limited disclosure: You must not disclose customer information to others without their consent unless permitted or required by law .
Protecting customer communications
Because of the nature of our business, we have strict legal obligations under privacy laws and the Criminal Code regarding telephone and internet communications:
•No unauthorized monitoring: You are prohibited from intercepting, monitoring or sharing customer communications except in very limited circumstances. For example, customer communications may only be monitored to ensure call quality, and only with the customer's knowledge.
•Unintentional interceptions: If you unintentionally intercept a call (for example, while repairing or testing the network), you must immediately advise the parties on the call of the unintentional interception and disconnect right away.
Privacy impact assessments (“PIAs”)
Before you start any new initiative that collects, uses, or discloses personal information, you must get approval from the Bell Privacy Office by completing a PIA. Contact the Bell Privacy Office at privacy@bell.ca to begin this process.
Additional information
For further information on how our customers’ personal information is handled, please consult the Bell Privacy Policy. You can also contact the Bell Privacy Office at privacy@bell.ca.

Q: I’m a customer service representative for the residential market. A caller, self-identifying as the spouse of a wireless customer, requests billing details for the spouse’s account, indicating that the caller looks after bill payments for the family. Should I provide the information?
A: If the caller is not explicitly listed on the account as an authorized co-user, the information should not be provided. Account details, particularly for wireless accounts, can be very sensitive information and are often sought in the context of matrimonial disputes. Advise the caller to have the account holder of record contact Bell to have the spouse added to the account as an authorized co-user. This approach applies equally to all customer accounts, in all business units.

Q: In my role at Bell, I have access to customer account systems. My neighbour mentioned they've been having issues with their Bell service. Can I look up their account to help troubleshoot the problem?
A: No. Accessing customer account information without a valid business reason is strictly prohibited, even with good intentions. Bell employees may only access customer information when it is necessary to perform their job duties in relation to a specific, authorized business transaction or service request. If a neighbor or acquaintance needs help with their Bell service, advise them to contact Bell through official customer service channels.

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4.3    Dealing with suppliers and competitors
4.3.1    Supplier relations - reciprocity
Our purchasing standard
Bell purchases goods and services from thousands of suppliers, many of whom are also our customers. If you are involved in procurement, you must ensure we acquire the highest quality of goods and services at the best value and a reasonable cost.
Your responsibilities
While you should look to do business with our customers whenever possible, you must handle reciprocity with care for financial, ethical, and legal reasons.
Reciprocity means giving business to a supplier simply because they are a Bell customer, rather than choosing the best supplier for the job.
To maintain ethical standards and protect our business interests, you must keep the following key principles in mind when selecting suppliers:
•Higher costs: If you choose suppliers solely because they are Bell customers, you may cause us to miss out on cost savings.
•Legal risks: You must avoid this practice as it could raise anti-competitive and legal concerns.
•Quality and service: You must never let doing business with our customers come at the expense of price, quality, or service.
•Strategic partnership and legal approval: In some cases, you may choose to contract exclusively with a supplier for strategic marketing reasons. However, you must consult Bell’s Legal and Regulatory team before establishing any exclusive arrangements.
4.3.2    Supplier relations - foreign jurisdictions
You must ensure that Bell complies with all applicable laws, including sanctions and export controls. If you establish supplier relationships in foreign jurisdictions, you must do so in compliance with guidance from Bell’s Legal, Regulatory and Government Affairs team.
4.3.3    Supplier relations - forced and child labour
You must support Bell’s objective of eliminating global forced, compulsory, or child labour. In your role, you must uphold the internationally accepted standards defined in the International Labour Organization conventions, as well as regional or national legislation governing working conditions. Additionally, you must follow Bell’s established procedures and codes designed to ensure sufficient diligence over our supply chain.
4.3.4    Treating competitors with respect
Bell welcomes and encourages fair, open competition. By treating our competitors with respect, you honour the competitive spirit that drives us to perform at our best.
Your responsibilities
To demonstrate healthy competitive behaviour, you must exercise care when commenting publicly on a competitor’s financial situation, business practices, management, reliability, or foreign ownership. You must not:
•Portray competitors unfairly: You must not portray a competitor inaccurately, misleadingly, disparagingly, or in any way that violates competitive business practices laws.
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•Present competitor pricing as definitive fact: You must avoid stating a competitor’s pricing as absolute fact, since that information may be outdated or incomplete.
•Treat departing customers disrespectfully: You must never act disrespectfully toward a customer who chooses a competitor's products or services. Instead, you must continue to provide excellent service for any other active products or services we still provide to them.
4.3.5    Obtaining information about our competitors
Your responsibilities
You are allowed to gather marketplace information—including details about our competitors, their products, services, technology, prices, and advertising—as long as you use legal and ethical means. However, if you become aware that confidential or proprietary information about a competitor is circulating at Bell, you must not use it under any circumstances and you must immediately report it as described in the Q&A below.
Additionally, to maintain our ethical standards, you must not engage in the following practices:
•Industrial espionage: You must never spy on competitors.
•Buying proprietary information: You must not purchase stolen or unauthorized proprietary data.
•Exploiting competitors' employees: You must not convince or induce current or former employees of competitors to share their current or former employer's proprietary or confidential information.

Q: Our business unit recently hired someone who was employed with a competing radio station. This person has confidential information that would be very valuable to us. Can we ask the person to disclose it?
A: Absolutely not. The new employee has an obligation to protect their former employer’s confidential or proprietary information, just as you would be obliged to protect Bell’s confidential or proprietary information if you were to leave Bell. You must respect the employee’s personal integrity and their obligations to their former employer.
Inducing an employee to disclose confidential information is a violation of this Code.
Q: If I become aware that this person is disclosing a competitor’s confidential information to Bell employees, should I report it?
A: Yes. You must report this fact to your leader, or confidentially and anonymously through the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 – and you must not use such information. Bell’s reputation could be significantly harmed by such disclosure, so containing the breach quickly is critical. Failure to report is a violation of this Code.

4.3.6    Agreements with competitors
What is prohibited
In many cases, agreements between competitors that restrict:
•The price at which competitors can sell their products or services to customers,
•The customers to whom competitors can sell, or
•Quantities that competitors will produce or market,
are criminal offences and thus prohibited.
Note: This prohibition does not apply to standard buyer-seller agreements where Bell simply buys from or sells to a competitor, which is common in our wholesale division.
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Exceptions
The law allows for certain exceptions, and Bell may sometimes enter into specific agreements with competitors for strategic reasons. For example, under certain conditions, the rules allow us to submit joint bids with competitors when responding to Requests for Proposals (“RFPs”). Without this exception, a joint bid could look like an illegal agreement on pricing.
Your responsibility
You must consult Bell’s Legal, Regulatory and Government Affairs team before establishing any arrangement or agreement with a competitor.
4.3.7    When a competitor is a customer
Your responsibilities
Sometimes, Bell provides services—such as network facilities, broadcasting, or access—to our competitors. When you are involved in these relationships, you must follow strict rules regarding how you handle their information:
•Do not seek an unfair advantage: You must never use the information you obtain during this process to give Bell an undue competitive advantage.
•Keep information separated: You must keep this information strictly confidential. You must not share it with anyone at Bell or its affiliates whose job involves developing competitive service strategies.
•Protect customer choices: You must never disclose a customer's choice of a competing carrier to anyone unless that person specifically needs the information to do their job and serve that customer.
4.4    Gifts and entertainment
General principle
While building relationships with customers and suppliers is a normal part of business, any gift or benefit given or received must never influence—or appear to influence—your ability to make fair, objective business decisions.
•Bribes and kickbacks: You must never solicit, accept, offer, or give bribes, kickbacks, or facilitation payments. This rule applies directly and indirectly, including through contractors or consultants acting on Bell's behalf.
•Returning gifts: If you receive an inappropriate gift, or accept one by mistake, you must return it promptly.
Rules for gifts and benefits
The following rules apply to all interactions with customers and suppliers, including during traditional gift-giving seasons:
What you CANNOT do:
•Do not solicit, accept, offer, or give any gifts, gratuities, favours, or hospitality from or to suppliers or customers that may compromise, or appear to compromise, your ability to make fair, objective business decisions or may unfairly influence a business interaction.
•Do not solicit or encourage gifts, hospitality, entertainment, or anything else for personal use.
•Do not accept any gifts with monetary value such as gift certificates, cash, services, discounts, or loans.
What you CAN do (private sector only):
•Offer reasonable hospitality: You can offer reasonable hospitality and entertainment to private sector suppliers or customers as described in this section. If you are unsure if something is appropriate, ask your leader, HR representative, or the Business Conduct Help Line.
PAGE 28 © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

•Accept unsolicited hospitality: You can accept unsolicited business hospitality or entertainment from private sector suppliers or customers if the hospitality or entertainment is clearly intended to facilitate business goals and is reasonable for your role at Bell.
•Sponsor events: You can sponsor events or activities for current or potential private sector customers to strengthen business relationships. However, you must inform yourself and be sensitive to the customer’s own code of conduct on these issues.
•Accept small gifts: You can accept unsolicited, nominal-value hospitality, gifts, or mementos from private sector suppliers or customers that are customary or business-related, except gifts with monetary value (as noted above).
•Accept modest meals: You can accept business meals from private sector suppliers or customers, as long as they are modest, infrequent, and, as far as possible, reciprocal.
•Ask for modest prizes: With your leader’s approval, you can solicit modest prizes or gifts from private sector suppliers or customers for Bell-sponsored events that benefit the sponsor or a charitable organization.
Rules for company tickets
All hospitality and entertainment offers using Bell company-owned tickets, including those made to domestic public officials, must be made in accordance with the Bell National Hosting Suites and Ticketing Policy.
Additional information
For further information, please consult the Guidelines for Incentive and Recognition Programs.
Rules applicable to public officials
Domestic public officials
You must not solicit, accept, offer, or give any gifts, gratuities, favours, or hospitality to or from domestic public officials. You are also prohibited from sponsoring public sector events or activities unless you complete the following steps:
•Consult first: Consult with Bell’s Legal, Regulatory and Government Affairs team before taking any action.
•Follow policies: Comply with all applicable process or policy, including the Bell National Hosting Suites and Ticketing Policy if you are using Bell-owned event tickets.
•Get approval: Obtain express prior authorization from Bell’s Legal, Regulatory and Government Affairs team where required.
If you have any questions, please contact Bell’s Legal, Regulatory and Government Affairs team.
Foreign public officials
You must not, without first obtaining the express prior authorization of Bell’s Legal, Regulatory and Government Affairs team, solicit, accept, offer, or give any gifts, favours, or hospitality to or from foreign public officials, sponsor foreign public sector events or activities, or engage with foreign public officials in any way. For additional information on your obligations towards foreign public officials, please refer to Section 4.5.3 of this Code.
PAGE 29 © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

When assessing the right course of action, you and your leader should consider:
• Is the public sector involved?
• Is Bell potentially involved in a major procurement activity with the company offering or receiving the gift or entertainment?
• Would the gift or entertainment be considered appropriate or customary, given your role at Bell?
• Would returning the gift or declining the hospitality be seen as insulting or damaging to the business relationship?
• Can the gift or hospitality benefit the whole team rather than certain individuals?
• Is the guest or their organization a frequent recipient or provider of tickets or hospitality?

4.5    Political activities
4.5.1    Political contributions
A political contribution is any payment or donation, including provision of services at favourable rates, made on behalf of Bell, regardless of the format or location. This applies to anyone involved in federal, provincial, territorial, or municipal politics, including:
•Political parties.
•Election or leadership candidates.
•Riding associations.
•Elected officials.
Your responsibilities
•Contributions on behalf of Bell: You are strictly prohibited from making any political contributions on Bell’s behalf without first obtaining the express prior authorization of Bell’s EVP and Chief Legal and Regulatory Officer.
•Personal contributions: You are allowed to make political contributions on your own behalf as an individual. However, if you do: (a) the funds or assets you contribute must originate with you or belong entirely to you, and (b) you must be prepared to prove that you are the true owner of the contributed funds or assets.
Severe consequences for non-compliance
Beyond standard penalties for non-compliance with the Code which were previously outlined, Bell may refer the matter to the appropriate regulatory and legal authorities, which could lead to penalties, fines or imprisonment.
Additional information
For further information, please refer to the Political Contributions Policy.
4.5.2    Lobbying on behalf of Bell
What is lobbying?
Lobbying means reaching out to a public official at any level of government (federal, provincial, municipal, or other) to further Bell’s objectives.
PAGE 30 © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

What is NOT considered lobbying?
Lobbying does not include formal legal or regulatory submissions, communications in a public forum, or submitting responses to government RFPs.
Your responsibilities
Lobbying public officials is a legitimate activity. However, the law sets certain boundaries around lobbying, as well as disclosure requirements, to ensure that these activities are transparent and ethical.
•Know the rules: You are responsible for knowing and complying with the specific lobbying laws, codes, and guidelines that apply to the government official you are meeting.
•Consult before meeting: You must consult Bell’s Legal, Regulatory and Government Affairs team before making representations to any public official. If you have questions, contact them prior to the meeting.
Severe consequences for non-compliance
Beyond standard penalties for non-compliance with the Code which were previously outlined, Bell may refer the matter to the appropriate regulatory and legal authorities, which could lead to penalties, fines or imprisonment.
4.5.3    Considerations in foreign jurisdictions
Bell is committed to complying with all applicable anti-bribery and anti-corruption laws, rules, and regulations of every jurisdiction where we operate.
It is illegal and prohibited for you, or anyone acting on Bell’s behalf (such as contractors or consultants), to directly or indirectly give, offer, or agree to give or offer, any form of advantage or benefit to a foreign public official in order to obtain an advantage in the course of business.
•What counts as an advantage or benefit? It includes gifts, gratuities, favours, money, or hospitality.
•Merely offering is a crime: Simply offering or agreeing to pay a bribe is an offence and prohibited, regardless of whether the foreign public official actually receives it.
•No facilitation payments: This prohibition includes making small or modest payments to government officials to expedite or ensure performance of a routine government action.
Your responsibility
•Get approval: You must obtain the express prior authorization of Bell’s Legal, Regulatory and Government Affairs team before engaging with any foreign government or any third-party who may do so on Bell’s behalf.
How to report violations
If you wish to report any unethical or illegal behaviour by a Bell employee or someone acting on Bell’s behalf related to dealings in or with foreign jurisdictions, you can report it by:
•Speaking directly to your leader.
•Submitting a confidential and anonymous report through the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll free).
PAGE 31 © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

4.6    Journalistic independence
Bell is committed to upholding principles of journalistic independence. Any interference—whether direct or indirect, actual or perceived—undermines the principles of news independence and can erode the credibility of Bell Media News, which is critical to maintaining the trust of audiences.
Bell Media News has editorial control
Bell Media News is solely responsible for all news reporting decisions and for ensuring the integrity of their news operations.
Your responsibilities
•Follow the policy: You must comply with the Journalistic Independence Policy, which governs editorial decisions made by applicable news divisions owned by Bell, including radio (collectively referred to as “Bell Media News”). Following this policy is mandatory for you and all Bell employees.
•Protect confidential information: Confidential information (as defined in Section 3.5) of which Bell Media News management or staff have knowledge in a capacity other than Bell Media News reporting, or confidential information in the possession of Bell Media in its capacity as an employer, must remain confidential and be treated in accordance with the Code and Bell’s Data Governance Policy.
4.7    Environmental sustainability
Bell’s engagement with environmental sustainability is rooted in strong governance, engagement with stakeholders, and an objective to manage our environmental footprint while supporting a more sustainable future.
Your responsibilities
In support of this objective, you must adhere to Bell’s Environmental Policy. This means actively putting its principles into practice, such as:
•Preventing pollution.
•Meeting all legal environmental requirements.
•Reducing greenhouse gas emissions.
Support and resources
•Bell’s Corporate Responsibility and Environment team has developed a series of directives, programs, and procedures to support you in enacting these principles when performing your work duties.
•If you have any questions, you can reach Bell’s Corporate Responsibility and Environment team via the online Contact form.
Immediate reporting
You must report, without delay, all environmental incidents, and inspections and inquiries by authorized third parties to the Enviro-line at 1-877-235-5368, available 24/7.
PAGE 32 © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

5.    ROLES AND RESPONSIBILITIES
5.1    Business unit responsibility
Leaders are required to ensure that all employees have access to this Code either on-line or in a paper format if required, and that they know, understand and comply with its provisions. To this end, they should ensure that all employees review the Code annually and comply with the annual review process outlined in this Code.
5.2    Board of Directors, Corporate Governance Committee and Audit Committee
BCE’s Board of Directors, with the recommendation of its Corporate Governance Committee, has the authority to approve this policy. In addition, Bell’s Corporate Secretary’s Office in conjunction with Bell’s Internal Audit function, report quarterly to BCE’s Corporate Governance Committee and Audit Committee on the number and scope of issues brought via the Business Conduct Help Line.
5.3    Corporate Secretary’s Office
Bell’s Corporate Secretary’s Office has the responsibility of administering this Code, managing the Business Conduct Help Line, overseeing conflict of interest issues, as well as the annual certification of all executives and members of BCE’s Board of Directors under the Code, and compliance by all business units.

PAGE 33 © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

APPENDICES
Supporting procedures
The Code of Business Conduct annual review is included in the annual performance process.
Attachments

Attachment 1	Form BC 3684A – Disclosure of Conflict of Interest or Potential Conflict of Interest
Attachment 2	Additional Resources
Attachment 3	List of Bell policies, directives and guidelines
PAGE 34 © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

Attachment 1   Form BC 3684A
DISCLOSURE OF CONFLICT OF INTEREST OR POTENTIAL CONFLICT OF INTEREST
Note to immediate leader: If this form is completed in paper format, please file original in employee’s personnel file. A copy should also be sent to Ask HR at AskHR@bell.ca.
Employee

Family name	Given names	Employee number

I am directly or indirectly involved in other business or employment, which may give rise to or is at present in conflict with, or potential conflict with, the best interests of Bell: (please describe nature of conflict, parties involved, timing, etc.)

I have direct or indirect investment, business involvements or relationships, which may give rise to or is at present in conflict with, or potential conflict with, the best interests of Bell: (please describe nature of conflict, parties involved, timing, etc.)

I have, in the past 2 years, been employed or otherwise commercially involved in endeavours or companies which are in competition with Bell Canada and its affiliated companies (e.g.: Rogers, Telus, Videotron, Cogeco, etc.):

I am currently or was recently bound by restrictive covenants such as non-competition or non-solicitation restrictions:

Other:

For employees who declare a conflict due to past employment by a competitor: I understand that in my previous employment or commercial involvement with a competitor of Bell Canada and its affiliated companies I may have become aware of or given access to undisclosed confidential or proprietary information of my previous employer. As such, unless this information has been publicly disclosed or otherwise available in the marketplace, I am not to share such information. I also acknowledge that I have returned to my previous employer all property belonging to my previous employer including any confidential or proprietary information and documents provided to me including any third party information that was entrusted to me.
I declare that the information provided above is true and complete to the best of my knowledge.
Signature of Employee: ____________________________ Date: _____________________________
I have reviewed and discussed with the employee the information provided above, and I have taken appropriate steps to address the conflict or potential conflict.
Signature of Leader: _____________________________ Date: _____________________________
PAGE 35 © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

Attachment 2
ADDITIONAL RESOURCES
If you have any questions regarding the issues raised in this document or on the Code, speak to your leader or HR representative. You can also contact Bell’s Corporate Secretary’s Office at corporate.secretariat@bell.ca. Should you prefer to ask the question anonymously, you can submit your question to the confidential Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll free).
If you wish to report any unethical or illegal behaviour such as corporate fraud, or to raise any concerns regarding Bell’s accounting, internal accounting controls or auditing matters, you may report the matter to your leader. Should you prefer to report the issue anonymously, use the confidential Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll free).
You may also use the following Bell resources:
•Corporate Security can be reached via the NIC at 1-866-714-0911 or at cni-nic@bell.ca.
•Life-threatening emergencies: call 911 and afterwards, when feasible, contact the NIC at 1-866-714-0911 or at cni-nic@bell.ca.
•Loss or theft of Bell assets, internal fraud, criminal activity, property damage, unauthorized disclosure of confidential information, known failures in security safeguards, malfunctioning doors and locks, emergency response system (non-life threatening emergencies), emergency conditions, and service impacting situations are to be reported to the NIC at 1-866-714-0911 or at cni-nic@bell.ca.
•Computer security incidents, virus, worms, spam or phishing using Bell’s name, any other computer or data network attacks, weaknesses in security systems, and unexplained systems changes are to be reported to bell.cirt@bell.ca during business hours or to the Security Operations Centre (“SOC”) 24/7 at 1-888-570-8125.
•Significant facility or utility interruptions, surveillance, control systems, or any service failures that impact our telecommunications networks are to be reported to the NNOC at 1-888-570-1091.
•Corporate Responsibility and Environment team via the online Contact form.
•Bell Enviro-line (to report an environmental incident or inspection) at 1-877-235-5368.
•Branding team at info.branding@bell.ca.
•Corporate Secretary’s Office at corporate.secretariat@bell.ca or at (514) 786-8424.
•Occupational Health, Safety and Workplace team at soyonsprudents-besafe@bell.ca.
•Bell Privacy Office for customer related privacy issues at privacy@bell.ca or for additional privacy related information, visit bell.ca.
•Information on employee privacy in the workplace is available at privacy.coordinator@bell.ca
•Internet child pornography reporting form

PAGE 36 © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

Attachment 3
LIST OF BELL POLICIES, DIRECTIVES AND GUIDELINES
Each hyperlink below points to Bellnet and/or ServiceNow. Certain subsidiaries may have a different repository.
Please contact your leader if you have questions on which documents apply to you and where to find them.
Policies
•Acceptable Use of Information Technology Resources Policy
•Bell National Hosting Suites and Ticketing Policy
•Community Investment Policy
•Policy on Complaints for Accounting and Auditing Matters
•Contingent Labour Program Policy
•Data Governance Policy
•Disclosure Policy
•Drug and Alcohol Policy
•Employee Privacy Policy
•Environmental Policy
•Health and Safety Policy
•Human Rights and Accommodation Policy
•Information Security Policy
•Insider Trading and Reporting Policy
•Intellectual Property Policy
•Journalistic Independence Policy
•Language Policy
•One-Time Data Destruction Policy
•Physical Security Policy
•Policy on Authorizations
•Political Contributions Policy
•Privacy Policy (for customers)
•Procurement Policy
•Responsible AI Policy
•Security policies
•Vehicle policies
•Workplace Harassment and Violence Prevention Policy
•Workways Policy
Directives
•Data Ownership Directive
•Directive on contractor safety and high-risk services
•Directives on personnel screening
PAGE 37 © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

•Directive on Records Retention Schedule
•Security Directive on the Secure Destruction of Information Storage Media
Guidelines
•CTV News Social Media Guidelines
•Employee LinkedIn Guidelines
•Employee Social Media Guidelines
•Guidelines for Incentive and Recognition Programs
Other
•Accessibility Plan
•Language Diversity Program

PAGE 38 © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT

POLICY OR PRACTICE DETAILS

Issuing BU	Legal, Regulatory and Government Affairs
Policy sponsor	Corporate Secretary
Policy owner	Corporate Secretary’s Office
Primary contact	Corporate Secretary’s Office
Required approvals	Board of Directors, Corporate Governance Committee, Corporate Secretary
First release	1995
Review cycle	Annually

PAGE 39 © Bell Canada 2026. All Rights Reserved. CODE OF BUSINESS CONDUCT